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                                                Filed by IMS Health Incorporated

                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY IMS HEALTH INCORPORATED AT ITS UNITED STATES EMPLOYEE BRIEFING ON MARCH 29, 2000:

SLIDE 1
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[Logo of IMS HEALTH]          [Logo of TriZetto]

SLIDE 2
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Announcement of Merger of IMS HEALTH and TRIZETTO

[Logo of IMS HEALTH]          [Logo of TriZetto]

SLIDE 3
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Vision

WORLD  HEALTH

SLIDE 4
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Mission

Enabling Health eBusiness

SLIDE 5
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TriZetto

Formed in October 1997
More than 750 professionals
First B2B portal and e-business architecture serving healthcare administrators and professionals
Experienced management team, averaging 14 years of healthcare IT expertise First ASP in the largest vertical market First-mover advantage in using ASP technology to improve efficiency and cost-effectiveness of healthcare delivery

SLIDE 6
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Company
TriZetto

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The Leading Healthcare ASP

[Logo of HealthWeb]-Healthcare's First B2B Portal

eBusiness Engine

SLIDE 7
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IMS HEALTH

40+ years experience

Market Leader
Global - Over 100 Countries
Mission Critical Information

SLIDE 8
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Transaction structure
[organization chart]

                           IMS HEALTH                    TriZetto
                      Strategic Technologies - - -The TriZetto Group Inc.
                              RX                           TZIX

SLIDE 9
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Leadership
Bob Weissman, Chairman
Vickie Fash, CEO
Jeff Margolis, Vice Chairman and President

SLIDE 10
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Transaction strategic rationale

Global Leader in B2B eHealthcare

Growth Acceleration

Sustainable Internet Business Model

Market Opportunity Expansion

Leverages Technology & Distribution

SLIDE 11
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Customers

$4 trillion global healthcare market

[Triangle with 3 separate pieces]

Providers          Pharma
          Payors

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SLIDE 12

Business Model
Unique customer centric

Collaborative Branding [graphic - 2 people working]

[graphic - PC screen]Open Access

Free Internet Participation

Switzerland [graphic - mountains]


SLIDE 13
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Business Model

Unique customer centric

Global B2B Portal  [graphic - globe]

[graphic - gavel]  Strict Privacy Ethics

[graphic - nurse] Domain Expertise


SLIDE 14
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Business Model

empowering our customers

[diamond shape divided into three sections with four points labeled] Payors Pharma Providers Healthcare Customers [graphic - woman]


SLIDE 15
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Strategy

Transforming data into insight

[triangle with three sections labeled]

Providers                     Pharma
                Payors

             @ THE NEXUS

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SLIDE 16
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Competitive Advantages

Pure B2B eHealth Model
Execution

Financial Strength

Global Distribution

Advanced Technology

Mission Critical


SLIDE 17
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Implementation Plan

Rapidly Deploy New InfoNet Products

[Healthweb logo] Enable and ASP Erisco

Cross-Market ASP in Pharma

Web Enable Digital Pharma Assets

Launch Global B2B Portal


SLIDE 18
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New Products Roadmap
[chart]
Market

Opportunity                   Global Portal & Apps
                                   Integrated Global

Healthcare Information

            Erisco ASP        eDTC             Disease Management
            ePharma           Compliance       Genomics
            ASP Pharma                         Outcomes

            Year 1            Year 2           Year 3


SLIDE 19
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VALUE TO TRIZETTO

Acceleration of Core Top-Line Revenue Growth

Pharma Entry

Shorter Time To Profit Horizon


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Cash to Invest in Future Growth

Global Expansion

Sustainable Long-Term Business Model

Healthcare Category-Leadership


SLIDE 20
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VALUE TO IMS HEALTH

Faster Revenue Growth

Accelerated Internet Conversion

Speed-to-Market for Next Generation Products

New Data Sources

Access to Web Technology Resources

Enhanced R&D

Enhances Long-Term Franchise Value

Broadens Market Beyond Pharma to Healthcare


SLIDE 21
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VALUE TO EMPLOYEES

New organization will lead to new opportunities for career

growth

Fast moving cutting edge place to work and grow professionally

Complementary work forces

Commonality as healthcare intermediary


SLIDE 22
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WHAT'S NEXT?

Integration teams begin working immediately

Anticipated completion of transaction by 3Q 2000


SLIDE 23
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WHY DID WE DO IT?

To become the global leader in on-line healthcare information, transactions, and Internet-enabled decision support services for providers, payers, and the pharmaceutical industry


SLIDE 24
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WHAT WILL BE DIFFERENT?

Accelerated transformation of IMS Health's products and services to we-enabled applications

Expanded portfolio of products for our traditional pharmaceutical client base as well as to payers and providers


SLIDE 25
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HOW WILL IT AFFECT ME?

Existing compensation and benefits plans will remain in effect until merger is complete.

Competitive plans will be designed for the new merged company.

New and exciting opportunities for professional development

Career opportunities will be widely posted throughout both organizations.


SLIDE 26
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WHAT ABOUT CUSTOMERS?

Accelerated timetable for web-enabled products and services

New services as early as 2Q 2000

New insights and solutions to support customers decisions


SLIDE 27
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The global leader in eHealthcare

 [Logo of IMS HEALTH]     [Logo of TriZetto]
          enabling health ebusiness


THE FOLLOWING IS A SCRIPT OF A PRESENTATION BY IMS HEALTH INCORPORATED TO ITS
EMPLOYEES:

PRESIDENT CABINET MEETING TALKING POINTS

SETTING THE STAGE

o    Good afternoon everyone.

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o    As you're all aware, senior management, the M&A and strat teams have been working diligently for many months to identify a quality partner to facilitate our continued presence in the e-health space and simultaneously provide unique data sets that would give us a broader scope both within and beyond the pharma HCI market.

IMS HEALTH MERGES WITH TRIZETTO

o Today, IMS HEALTH announced an agreement to merge with The TriZetto Group, a leader in providing Web-enabled application services and business portals to healthcare payers and providers.

o The newly formed company will combine TriZetto's Internet-based healthcare information technology with IMS HEALTH's expertise in delivering pharmaceutical information insights to create the first worldwide business-to-business eHealthcare company.

o    The transaction expected to be completed in the 3Q00

WHO IS TRIZETTO?

o Let me briefly familiarize you with TriZetto. They are the pre-eminent vertical Applications Services Provider (ASP) who offer sophisticated outsourcing application software and services to both payers and providers. These administrative and operational systems provide customers with predictable costs and eliminate their need to maintain software. It eliminates their in-house IT needs.

o In addition, they have developed HealthWeb, a B2B interactive portal and host web wrapper for systems applications.

o First B2B portal and e-business architecture for healthcare administrators and professionals.

o    Importantly, TriZetto's ASP solutions are open to all vendors and platforms
     - a first in the industry - giving them greater market leverage than all the other industry solution providers who are brand and platform dependent.

o Trizetto was formed in October 1997, went public in 1999 and have projected 2000 revenues of .

    They are located in Newport Beach, CA, with a prime data center and operations in Denver, and other hubs throughout the U.S.

o TriZetto has 720 professionals and their management team has an average of 14 years of healthcare IT expertise.

POWER OF TWO INDUSTRY LEADERS

o Together, our two companies will leverage the power of the Internet to link pharmaceutical companies, payers, providers and ultimately other healthcare stakeholders in a virtual community.

o The new organization will use Internet technology to provide integrated, digital health information and application services to healthcare constituents worldwide.

o And HealthWebSM, a global business-to-business Internet portal, will connect healthcare providers, payers and pharmaceutical companies to enable e-commerce.

TRANSACTION STRUCTURE

o    IMSHEALTH/TriZetto unite to form new company by end of 3Q00

o Erisco will be integrated with TriZetto. Erisco--who provides administrative and analytical software to managed care organizations--will benefit from expanded distribution as an ASP software solution which can be integrated and made available through the global B2B portal.

o    CON and ST will be combined into a new corporate entity and spun off.

NEW EXECUTIVE MANAGEMENT TEAM

Executive management of the new company will include:

o    Bob Weissman as chairman;

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o    Vickie Fash as CEO; and

o Jeff Margolis--the current Chairman and CEO of TriZetto--as vice chairman and president.

o The board of the new company will be composed of 3 IMS HEALTH independent directors, 3 TriZetto independent directors, plus Weissman, Margolis, and Fash.

WHAT HAPPENS TO IMS HEALTH STOCK?

o IMS HEALTH shares will be converted to TriZetto shares, which are traded on NASDAQ at a ratio of .4655 shares of TriZetto per share of IMS HEALTH.

o Immediately following the merger, a tracking stock will be established on the NYSE, representing the core IMS business.

o The tracking stock is a class of shares of the parent company that is linked to the performance of a particular business. Tracking stocks unlock the market value of a new business, much as a spin-off would, with a single board of directors controlling both businesses.

o The number of Tracking Stock shares received by shareholders will be determined at the time the stock is issued, soon after the merger is completed. The number of shares will be based on the number of shares held in IMS HEALTH as of the "record date" of the transaction.

WHAT HAPPENS TO IMS HEALTH OPTIONS?

o When the merger is completed, IMS HEALTH option holders will be converted to options to purchase TriZetto shares and Tracking Stock shares.

o The number of each, as well as the strike price and conversion ratio, will be determined as soon as the final ratio of IMS HEALTH and TriZetto shares is established at the completion of the merger.

COMPETITIVE ADVANTAGES

o    Leading global B2B company
o    Web-based connectivity
o    Enhanced customer base
o    Leveraging of  TriZetto's technology
o    Global footprint
o    Proven financial strength based on solid business models

IMPLEMENTATION PLAN

o We will immediately accelerate our timetable for Web-enabling our traditional services

o    We will add new services as early as the second quarter of 2000.

o We expect the merger to close in third quarter. Integration teams made up of employees from both companies will begin working immediately to determine the new organization structure and to develop new Web-enabled products and services later this year.

o    Regular updates will be provided via e-mail and employee publications.

WHAT DOES THIS MEAN FOR YOUR EMPLOYEES?

o This merger represents exciting new career opportunities for IMS HEALTH employees.

o The workforces of both companies are complementary, with limited redundancy.

o Dramatic growth is planned through product development and acquisitions, which will create additional and intriguing job opportunities.

o The new organization will be a cutting-edge place to work and grow professionally.

o All open positions in the new company will be posted and employees from all units will have the opportunity to apply.


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This is an exciting time for our organization. I look forward to teaming with all of you as we lead the company to its next level of excellence. Together, we will lead our new organization to success in 2000 and beyond...success that exceeds the expectations of all of our stakeholders.

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws and are subject to risks and uncertainties that could cause actual results to differ materially. Many of these risks and uncertainties relate to factors that are beyond IMS Health's and TriZetto's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators, which are detailed, with other risk factors, in the companies' SEC reports. Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of these materials.

The companies are under no obligation to publicly release any revisions to these forward-looking statements to reflect any future events or circumstances. Investors are advised to read the joint proxy statement/prospectus regarding the proposed business combination transaction, as well as the information statement to be delivered in connection with the spin-off of IMS Health Strategic Technologies, Inc., when they become available, because they will contain important information. Such joint proxy statement/prospectus and information statement will be filed with the Securities and Exchange Commission by IMS Health and TriZetto. Investors may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents, including the information statement, filed by IMS Health and TriZetto at the Commission's website at WWW.SEC.GOV or may be obtained from IMS Health by contacting Jack Walsh, Vice President of Investor Relations, and/or TriZetto by contacting Ethan Denkensohn.

IMS Health and TriZetto, and their respective directors, executive officers and certain other members of their respective management and employees may be soliciting proxies from IMS Health and TriZetto shareholders in favor of the merger. Information concerning the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.